ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

INDEX

      Page No.

FINANCIAL INFORMATION

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet as of

September 30, 2005 and 2004 (unaudited)

3

Condensed Consolidated Statements of Operations for the

nine months ended September 30, 2005 and 2004 (unaudited)

4

Condensed Consolidated Statements of Cash Flows for the

nine months ended September 30, 2005 and 2004 (unaudited)

5

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Nature of Business and Basis of Preparation and Presentation

Nature of Business

6

Financial Statement Presentation

6

Restricted Cash

6

Discontinued Operations

6

Earnings Per Share

6

Common Stock Issued

6

Operations

7

Related Party Transactions

7

Other Information

Safe Harbor Statement

7

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

September 30, 2005   (Unaudited)

(Expressed in US Dollars)

	September 30, 2005 (Unaudited)	December 31, 2004 (audited)
ASSETS
Current Assets
Cash	$490,481	$4,996,185
Cash - Restricted	1,000,000	-
Accounts receivable net of allowances
Trade	1,415,518	1,409,092
Other	12,058	11,631
Net assets of discontinued operations	-	1,281,037
Materials and supplies inventory	348,725	69,577
Prepaid expenses	25,601	111,113
Total current assets	$3,292,383	$7,878,635

Proved Oil & Gas Properties (full cost method)
net of accumulated depletion of $14,472,120 and $13,738,929	$7,595,701	$5,085,989

Property and Equipment
net of accumulated depreciation of $2,422,041 and $2,288,387	611,599	754,279

Other Assets
Notes receivable	44,458	49,285
Deposits and other assets	49,880	8,880

Total Assets	$11,594,021	$13,777,068

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$2,225,467	$2,106,081
Net liabilities of discontinued operations	389,635	1,059,073
Accrued expenses	296,309	7,485
Net payable - banks	104,174	747,720
Current maturities of long-term debt	110,548	119,994
Total current liabilities	$3,126,133	$4,040,353

Long-Term Debt, less Current Maturities	$136,653	$215,868

Asset Retirement Obligation	585,059	563,236

Deferred income taxes	-	-

Stockholders’ Equity
Preferred stock, no par value, authorized-unlimited, issued – none	-	-
Common stock, no par value, authorized-unlimited,
issued 75,762,807 shares in 2005 and 71,203,307 in 2004	64,070,881	62,656,769
Less treasury stock – at cost	(260,198)	(260,198)
Foreign currency translation adjustment	(886,459)	(886,459)
Accumulated deficit	(55,178,048)	(52,552,501)
Total stockholders’ equity	$7,746,176	$8,957,611

Total Liabilities and Stockholders’ Equity	$11,594,021	$13,777,068

      “signed Robert Calentine”

“signed Allan Thorne”

Robert L. Calentine, Director and CEO

Allan C. Thorne, CFO

See accompanying notes to these condensed consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Expressed in US Dollars)

	Period from July 1, 2005 to Sept 30, 2005 (Unaudited)	Period from July 1, 2004 to Sept 30, 2004 (Unaudited)	Period from January 1, 2005 to Sept 30, 2005 (Unaudited)	Period from January 1, 2004 to Sept 30, 2004 (Unaudited)

REVENUE:
Oil and gas sales (net of royalties)	$860,577	$587,503	$2,043,083	$1,896,725
Product and service revenues	291,441	305,283	619,547	827,475
Other income	-	-	26,860	-
Total revenue	$1,152,018	$892,786	$2,689,490	$2,724,200

EXPENSES:
Oil and gas production	$268,391	$469,838	$784,941	$804,384
Operating expenses	217,264	251,619	499,572	610,268
General and administrative	1,249,143	995,637	2,674,222	1,732,727
Depreciation, depletion and accretion expense	306,708	411,866	903,836	2,206,312
Stock issued compensation	-	-	419,309	-
Total expenses	$2,041,506	$2,128,960	$5,281,880	$5,353,691

EARNINGS (LOSS) FROM OPERATIONS	$(889,488)	$(1,236,174)	$(2,592,390)	$(2,629,491)

OTHER
Interest and financing expense	(7,491)	(215,811)	(33,158)	(507,477)

NET (LOSS) FROM CONTINUING OPERATIONS	$(896,979)	$(1,451,985)	$(2,625,548)	$(3,136,968)

DISCONTINUED OPERATIONS
Revenues from US oil and gas production activities	-	-	-	2,376,545
Expenses from US oil and gas production activities	-	-	-	(1,676,018)
Loss from disposal of US oil and gas production activities	-	(14,554,381)	-	(14,554,381)
Total Discontinued Operations	$-	$(14,554,381)	$-	$(13,853,854)

NET EARNINGS (LOSS)	$(896,979)	$(16,006,366)	$(2,625,548)	$(16,990,822)

NET EARNINGS (LOSS) PER SHARE	$(.01)	$(0.26)	$(.04)	$(0.31)

WEIGHTED AVERAGE SHARES	75,762,807	62,039,901	74,335,896	55,365,150

See accompanying notes to these condensed consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited)

(Expressed in US Dollars)

	Period from July 1, 2005 to Sept 30, 2005 (Unaudited)	Period from July 1, 2004 to Sept 30, 2004 (Unaudited)	Period from January 1, 2005 to Sept 30, 2005 (Unaudited)	Period from January 1, 2004 to Sept 30, 2004 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)	$(896,979)	$(16,006,356)	$(2,625,548)	$(16,990,812)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Loss on sale of assets	-	14,554,381	-	14,554,381
Stock based compensation	-	-	419,309	-
Depreciation and depletion	299,543	434,357	882,339	2,206,312
Accretion Expense	7,491	-	21,823	-
Common stock and warrants issued for services and other expenses	-	(30,706)	-	(8,215)
Cash flow from operations	$(589,945)	$(1,048,324)	$(1,302,077)	$(238,334)

Change in assets and liabilities net of effects from:
Accounts receivable	489,519	(16,724,546)	1,279,438	(16,206,778)
Materials and supplies inventory	-	(532,782)	(279,148)	(532,782)
Accounts payable and accrued liabilities	672,271	(1,197,520)	(261,228)	(4,190,406)
Prepaid expenses	90,001	4,779	85,512	(30,829)
Other	(427)	-	(427)	-
Net cash provided by operating activities	$661,419	$(19,498,393)	$(477,930)	$(21,199,129)

CASH FLOWS FROM FINANCING ACTIVITIES
Costs related to sale of stock and issuance of notes	$-	$-	$-	$(112,827)
Sale of common stock	-	1,549,100	994,803	3,388,341
Repayment of notes payable and long-term debt	(377,692)	(27,776)	(732,207)	(79,217)
Net cash provided by (used by) financing activities	$(377,692)	$1,521,324	$262,596	$3,196,297

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of equipment	$-	$-	$16,617	$-
Proceeds from sale of oil and gas properties	-	18,835,821	-	18,835,821
Exploration and development cost capitalized	(1,515,124)	(455,557)	(3,265,987)	(847,013)
Acquisitions of office furniture and equipment	-	-	-	(16,030)
Acquisitions of property and equipment	-	(59,244)	-	(59,244)
Other assets	(41,000)	-	(41,000)	-
Net cash provided by (used by) investing activities	$(1,556,124)	$18,321,020	$(3,290,370)	$17,913,534

NET INCREASE (DECREASE)	$(1,272,397)	$343,951	$(3,505,704)	$(89,298)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	2,762,878	194,042	4,996,185	627,291

CASH AND CASH EQUIVALENTS - END OF PERIOD	$1,490,481	$537,993	$1,490,481	$537,993

SUPPLEMENTAL INFORMATION - CASH PAID INTEREST	$7,491	$215,811	$33,158	$507,477

See accompanying notes to these condensed consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in US Dollars)

NATURE OF BUSINESS AND BASIS OF PREPARATION AND PRESENTATION

Nature of Business

Aspen Group Resources Corporation’s primary business focus is to build value through the development of its existing producing oil and gas properties by conducting an active exploitation program on these properties and pursuing the acquisition, development, and exploitation of oil and gas properties in both the United States and Canada that offer the potential for increased production while continuing to control cost.

Financial Statement Presentation

The Condensed Consolidated Financial Statements of Aspen Group Resources Corporation and Subsidiaries (collectively the "Company" or "Aspen") included herein have been prepared by Aspen without audit.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted U. S. accounting principles have been condensed or omitted, since Aspen believes that the disclosures included are adequate to make the information presented not misleading.  In the opinion of Management, the Condensed Consolidated Financial Statements include all adjustments consisting of normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows as of the dates and for the periods presented.  These Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto included for the fiscal year ended December 31, 2004.

Restricted Cash

During the period the Company was required to place a $1.0 million dollar bond along with a court of appeal application to appeal a lawsuit decision.  The bond issuer required $1.0 million dollars cash as collateral.

DISCONTINUED OPERATIONS

On October 15, 2004, Aspen and two subsidiaries closed on a transaction to sell all of their United States domiciled oil and gas properties.  Operations have been stated as discontinued as of September 30, 2005 with September 30, 2004 restated.

EARNINGS PER SHARE

Diluted earnings per share for the nine month period ending September 30, 2005 and 2004 are the same as basic earnings per share because the exercise of potentially dilutive securities would not have an effect.

COMMON STOCK ISSUED

	2005		2004
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	71,203,307	$62,656,769	51,378,037	$58,895,708
Transactions during the period
Private Placement	-	-	12,000,000	2,256,900
Exercised Purchase Warrants	3,559,500	994,803	7,800,000	1,018,614
Issued for Stock Based Compensation	1,000,000	419,309	-	-

Balance, end of period	75,762,807	$64,070,881	71,178,037	$62,171,222

Notes Page

6

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in US Dollars)

OPERATIONS

The Company's operations for the nine month periods are carried on in the following geographic locations:

	US	Canada	Total
September 30, 2005
Total assets	$5,387,780	$6,206,241	$11,594,021
Gross revenue	646,407	2,043,083	2,689,490
Net earnings (loss) - operations	(2,901,671)	309,281	(2,592,390)
Net earnings (loss)	(2,901,671)	276,123	(2,625,548)
Earnings (loss) per share	(.04)	-	(.04)

September 30, 2004
Total assets	$22,100,608	$5,643,733	$27,744,341
Gross revenue	3,068,575	2,032,170	5,100,745
Net income (loss)	(16,324,532)	(666,290)	(16,990,822)
Earnings per share	(0.30)	(0.01)	(0.31)

RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2005, legal expenses of approximately $51,500 were invoiced from a firm for which one of the directors is a partner.

OTHER INFORMATION

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Certain statements in this filing, and elsewhere (such as in other filings by Aspen Resources with the Commission, press releases, presentations by Aspen Resources Corporation or its management and oral statements) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aspen Resources Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among other things, (i) significant variability in Aspen’s quarterly revenues and results of operations as a result of variations in the Aspen’s production in a particular quarter while a significant percentage of its operating expenses are fixed in advance, (ii) changes in the prices of oil and gas, (iii) Aspen’s ability to obtain capital and (iv) other risk factors commonly faced by small oil and gas companies.

Notes Page

7